Exhibit 99.1

ASX ANNOUNCEMENT

July 27th, 2007

Genetic Technologies Achieves Operating Cash Milestone

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that, for the first time in the Company’s history, GTG has generated positive net cash flows from operating activities in respect of the financial year ended June 30, 2007.

The total cash receipts from operations and interest for the 2007 year exceeded $15 million, with consolidated net cash inflows from operations of approximately $2.6 million.  These figures compare favourably to those for the previous financial year which delivered total cash receipts of $8.5 million and a net cash deficit from operations of almost $6.0 million.

This significant turnaround was driven by a 70% increase in revenue from licensing activities and a 23% increase in revenue from the Company’s genetic testing operations, whilst operating cash costs incurred during the year were materially lower than for the previous year.

It should be noted that the following figures have been prepared in accordance with accounting standards applicable in Australia, have been rounded to the nearest $10,000 and are yet to be audited and may therefore be subject to change.

	2007 (unaudited)	2006 (actual)	Change from prior year
Revenue from licensing activities	$11,340,000	$6,685,248	Increase of 70%
Revenue from genetic testing activities	$3,120,000	$2,550,221	Increase of 23%
Net cash flows from operations	$2,620,000	$(5,957,322)	Increase of $8.6 million
Cash reserves	$13,780,000	$11,885,247	Increase of 16%

The Company believes that the positive results for the 2007 financial year just ended validate the strategies now being pursued by GTG and provide a sound platform for further growth and expansion in the 2008 financial year.

Further detailed financial information will be contained in the upcoming ASX Appendix 4C for the quarter ended 30 June 2007, and the ASX Appendix 4E which will be released in late August 2007.

FOR FURTHER INFORMATION PLEASE CONTACT

Thomas G. Howitt	Dr. Mervyn Jacobson
Chief Financial Officer	Chief Executive Officer

Genetic Technologies Limited	Genetic Technologies Limited
Phone: +61 3 9415 1135	Phone: +61 3 9415 1135

Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office • 60-70 Hanover Street Fitzroy VIC 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone 61 3 9415 1135 • Fax 61 3 9417 2987